NIREK RESOURCES INC.	1320-4 King St. W. Toronto, ON

www.nirekresources.com
info@nirekresources.com

Form RW

March 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nirek Resources Inc. SEC File No. 333-166371-01 GRIT International Inc. SEC File No. 333-166371 Guardians of Gold Inc. SEC File No. 333-166371-02 Request to Withdraw Registration Statement on Form F-4

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nirek Resources Inc. (“NRI”) and GRIT International Inc. (“GRIT” and together with NRI, the “Companies”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form F-4 (Registration No. 333-166371), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because GRIT has been removed as a co-registrant and has elected not to pursue the registration of the securities included therein at this time. In addition, NRI is adding Guardians of Gold Inc. as a new co-registrant in a subsequent exchange offering. No securities were sold pursuant to the Registration Statement.

The Companies request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of NRI for future use.

Should you have any questions regarding the withdrawal, please contact the Companies’ legal counsel, Matthew McMurdo of Nannarone & McMurdo, LLP. at (917) 318-2865.

NIREK RESOURCES INC.	1320-4 King St. W. Toronto, ON

www.nirekresources.com
info@nirekresources.com

Thank you for your assistance in this matter.

Sincerely,

Nirek Resources Inc.

/s/ Abraham Arnold
Abraham Arnold
President

GRIT International Inc.

/s/ Lawrence Zeiben
Lawrence Zeiben
President, Chief Executive Officer and Treasurer

Guardian of Gold Inc.

/s/ Ron Haller
Ron Haller
Director